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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                APPLICATION FOR
                      WITHDRAWAL OF REGISTRATION STATEMENT
                                 UNDER RULE 477

     The undersigned Registrant applies, pursuant to Rule 477 under the Securities Act of 1933, for withdrawal of the Registration Statement on Form S-4 (File No. 333-36848), filed with the Securities and Exchange Commission on May 12, 2000.

     The Registrant, a public limited liability company organized and existing under the laws of the Netherlands, filed the Registration Statement on Form S-4 in connection with the Registrant's proposed exchange offer (the "Exchange Offer") for all of the issued and outstanding shares of common stock of SBS Broadcasting S.A., a public limited liability corporation organized and existing under the laws of Luxembourg. The Exchange Offer was to be effected by the Registrant pursuant to that certain Exchange Offer Agreement between the Registrant and SBS Broadcasting S.A., dated March 9, 2000, as amended by the letter agreement, dated April 11, 2000 (such Exchange Offer Agreement, as amended, referred to herein as the "Exchange Offer Agreement"), subject to the terms thereof.

     The Registrant is requesting the withdrawal of the Registration Statement because the Exchange Offer Agreement has been terminated, by the mutual agreement of the Registrant and SBS Broadcasting S.A., pursuant to that certain Termination Agreement, dated May 21, 2000. Accordingly, the Exchange Offer will not be commenced by the Registrant and the Registrant does not wish to register its ordinary shares A in relation thereto on Form S-4. Failure to withdraw the Registration Statement will result in substantial confusion and would be inconsistent with the public interest and the protection of investors.

     Respectfully submitted this 24th day of May, 2000.

                                       UNITED PAN-EUROPE COMMUNICATIONS N.V.



                                        By:  /s/ Charles H. R. Bracken
                                             -------------------------------
                                        Name: Charles H. R. Bracken
                                        Title: Board of Management Member
                                               and Chief Financial Officer


Copy to:
Bonnie A. Barsamian, Esq.
Clifford Chance Rogers & Wells LLP
200 Park Avenue
New York, NY  10166